ENVIRO FUELS MANUFACTURING, INC.

2770 University Drive

Coral Springs, Florida 33065

March 23, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Era Anagnosti, Staff Attorney

Re:	Enviro Fuels Manufacturing, Inc.
Request to Withdraw Registration Statement on Form 10-12G
SEC File No. 000-54595

Dear Ms. Anagnosti:

Enviro Fuels Manufacturing, Inc. (the “Company”), hereby respectfully requests the withdrawal, effective immediately, of the above-referenced registration statement, along with any amendments and exhibits thereto, originally filed with the Commission on January 30, 2012.  The Registration Statement was filed pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and relates to the registration of common stock, par value $0.001 per share, of the Company, as a class of securities for purposes of the Exchange Act.

The Company has determined to withdraw the Registration Statement prior to its automatic effectiveness, sixty days after its initial filing (pursuant to Exchange Act Section 12(g)(1)), because the Company has determined it is in its best interest not to move forward with the registration of its common stock under Section 12 of the Exchange Act at this time.  The Company believes that withdrawal of the Form 10 is consistent with the public interest and the protection of investors. Please also note that the Registration Statement was a voluntary filing under Section 12(g) of the Exchange Act.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to the undersigned at 2770 University Drive, Coral Springs, Florida 33065. If you have any questions related to this request the undersigned can be reached at (954) 753-2270.

Respectfully,

/s/ Larry Hunt

Larry Hunt, President